April 28, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief Office of Manufacturing and Construction.

Re:	BioLargo, Inc. Registration Statement on Form S-1 Filed January 25, 2017 File No. 333-215730

Dear Mr. Ingram:

We are counsel to BioLargo, Inc., a California corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Amended Registration Statement filed on Form S-1 (file No. 333-215730) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated April 11, 2017. Set forth below are each of the staff’s comments (in bold) to the Registration Statement and the Company’s Responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 1”), which contains the revisions made to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 2 marked to show all changes is attached hereto for your convenience.

General

1.

Notwithstanding your response to comment 1 in our letter dated February 21, 2017 in which you state that the registration statement covers a resale transaction by selling stockholders, the structure of the offering is not clear. On the prospectus cover page, you continue to disclose that the registration statement covers a primary offering of (i) “15,068,775 shares issuable upon conversion of convertible promissory notes issued to investors in [y]our 2015 Unit Offering” and (ii) “19,660,544 shares issued or issuable upon the exercise of stock purchase warrants.” Because the notes and warrants were convertible/exercisable within 60 days at the time of issuance, the offer and sale of the underlying shares is deemed to have taken place at that time. As we advised you in our prior letter, a transaction (in this case, the issuance of the shares upon conversion/exercise) that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations. Please advise.

9110 Irvine Center Drive, Irvine, CA 92618 353 W. 48th Street, Suite 340 New York, NY 10036 www. wilsonoskam.com

Throughout the prospectus we have clarified that all of the share being registered are being sold by selling shareholders. The Company’s private placement transactions are completed and no shares are being registered for sale by the Company.

Cover Page

2.

Please refer to comment 3 in our letter dated February 21, 2017. As currently reflected in the registration statement, it appears that you are seeking to register the resale of 1,361,538 shares that are currently issued and outstanding. If this is the case, please clarify explicitly on the cover page the number of shares being registered for resale on behalf of selling stockholders. Also clarify the price relating to the secondary offering and identify the market and trading symbol for the securities offered on the prospectus cover page, rather than the facing page of the registration statement.

We have stated on the cover page and throughout the prospectus that all shares being registered are offered for sale by the selling shareholders. We have stated the offering price, trading market and symbol on the cover page.

Dilution, page 11

3.

We note that the prospectus covers 36,090,857 shares of stock, of which: (i) 15,068,775 shares are issuable upon conversion of convertible promissory notes issued to investors in the 2015 Unit Offering; (ii) 19,660,544 shares issued or issuable upon the exercise of stock purchase warrants; and (iii) 1,361,538 shares are currently issued and outstanding as payment for interest on convertible promissory notes. As such, it is not clear why the number of outstanding shares would increase by only 32,019,319 shares if all of the convertible notes subject to this registration are converted into common stock and all the warrants subject to this registration are exercised. Please advise.

We have corrected the disclosure under the heading “Dilution” to reflect that the outstanding number of shares will increase by 34,729,319.

Selling Stockholders, page 44

4.

We note your disclosure that no selling shareholder, other than natural persons, is a broker dealer or affiliate of a broker dealer. Please make this representation with regard to all selling shareholders. In addition, you exempt Freedom Investors Corp from this representation. If this entity is a broker dealer, please state that it is an underwriter with respect to the shares that it is offering for resale unless the shares were issued as underwriting compensation. If this entity is an affiliate of a broker-dealer, please disclose that:

● each selling shareholder purchased the securities in the ordinary course of business; and

● at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We have revised the disclosure to reflect that no selling shareholder, other than Freedom Investors Corp., is a broker dealer. We have disclosed that Freedom Investors Corp. is an underwriter with respect to the shares it offers for sale pursuant to this proposectus.

5.

With respect to selling security holders who are not natural persons, please disclose the natural person or persons who exercise dispositive voting or investment control with respect to the Notes to be offered by these security holders. For guidance, please refer to Question 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

We have revised the selling shareholder table to reflect the natural persons who exercise dispositive power.

6.

Please revise this table to remove those shares underlying convertible securities, as discussed in comment 1, above. In addition, as requested in comment 12 in our letter dated February 21, 2017, please indicate how each selling shareholder received the shares they are registering for resale.

We did not remove the shares underlying the convertible securities, but have clarified that these shares are being sold by the selling shareholders, and not by the Company. We have also disclosed that all shareholders paid cash for their shares in private placement transactions with the Company, except certain broker dealers or affiliates of a broker dealer, who received warrants as commissions and then exercised those warrants to acquire the shares being offered for sale.

Recent Sales of Unregistered Securities

7.	Please disclose the value of the interest payments you paid in stock.

The registration statement has been revised accordingly.

8.	Please include disclosure with regard to the securities issued in connection with your 2015 Unit Offering, rather than just the conversion of the offering and payments related to interest.

We have revised the disclosure to include the description of the 2015 Unit Offering.

Stock for Services, page 52

9.

Please revise this section to more specifically describe the nature of the services provided and confirm to the staff that all material contracts associated with these payments have been filed by the company. In addition, you appear to have included several line items that belong in the section titled “stock for payment of interest” in this section.

We have included descriptions of the services provided in exchange for stock. We have also reorganized this disclosure to more accurately reflect the subheadings.

Exhibit 5.1; Legality Opinion

10.

Please revise your legality opinion in accordance with changes to the offering. In addition, please note that referencing a specific pre-effective in your opinion you will require you to revise your opinion with each subsequent amendment.

We have revised the opinion accordingly.

We acknowledge that the company and management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement and ensure you that we have made every effort to provide all information relevant to the company and the offering to allow investors to make an informed decision.

We further acknowledge the requirements with respect to a request for acceleration. After allowing you adequate time for review of the Amendment No.2, we will furnish the request for at least two business days prior to the requested date of effectiveness.

Please contact me if you have any further question or comments regarding the Amendment No.2 to the Registration Statement.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson

Partner

Wilson & Oskam, LLP